EXHIBIT 3

PROCEEDS SHARING AGREEMENT

This PROCEEDS SHARING AGREEMENT (this “Agreement”) is made and entered into as of April 24 , 2008, by and among certain holders (the “Series A-1 Stockholders”) of InterPharm Holdings, Inc., a Delaware corporation (the “Company”) Series A-1 Preferred Stock, par value $.01 per share (the “Series A-1 Preferred”), the holders (the “Series D-1 Stockholders”) of all of the Company’s Series D-1 Preferred Stock, par value $.01 per share (the “Series D-1 Preferred” and, together with the Series A-1 Preferred, the “Preferred Stock”), and the holders (the “Common Stockholders”) of certain shares of the Company’s Common Stock, par value $.01 per share (the “Common Stock”). The Series A-1 Stockholders and Series D-1 Stockholders are collectively referred to herein as the “Preferred Stockholders.” Such Common Stockholders and Preferred Stockholders are listed on Schedule A hereto and are collectively referred to herein as the “Stockholders” and each a “Stockholder.”

RECITAL:

WHEREAS, the Company and the undersigned are simultaneously herewith entering into an asset purchase agreement (the “Asset Purchase Agreement”) with Amneal Pharmaceuticals, LLC (“Amneal”) pursuant to which Amneal has agreed to purchase, and the Company has agreed to sell, substantially all of the Company’s assets (such purchase the “Amneal Purchase”);

WHEREAS, as a condition to the execution of the Asset Purchase Agreement, the Company is required by Amneal to have obtained the written consent of the Stockholders to the Amneal Purchase simultaneously herewith; and

WHEREAS, the Stockholders are willing to approve the Amneal Purchase provided that the Preferred Stockholders enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholders agree as follows:

1.	Proceeds Sharing.

(a)           All Holders of Common Stock. Provided that the Series D-1 Stockholders have received aggregate cash distributions from the Company or Amneal of proceeds from the Amneal Purchase of at least $14 million with respect to their Series D-1 Preferred, each of the Series D-1 Stockholders, severally and not jointly, hereby agrees to share proceeds with all holders of Common Stock of the Company to the extent that proceeds to such Series D-1 Stockholder with respect to its shares of Series D-1 Preferred are in excess of $7 million. For example, if a Series D-1 Stockholder receives distributions of proceeds of $8 million, such Series

D-1 Stockholder will pay $1 million in the aggregate to all holders of Common Stock of the Company in proportion to their respective holdings of shares of Common Stock of the Company. The amount of proceeds which all Series D-1 Stockholders will share with all holders of Common Stock of the Company pursuant to this Section 1(a) shall be capped at $3 million.

(b)           Bhupatalal K. Sutaria. Provided that each of the Series D-1 Stockholders have received cash proceeds from the Amneal Purchase of at least $2 million, each of the holders of Preferred Stock agrees, severally and not jointly, to pay to Bhupatalal K. Sutaria the amounts set forth opposite their names on Schedule A hereto.

2.             Timing of Payments. Amounts payable pursuant to this Agreement shall be made as, if and when the Series D-1 Stockholders receive distributions from the Company or Amneal with respect to their Series D-1 Preferred from the proceeds of the Amneal Purchase. Proceeds which are escrowed in the Amneal Purchase shall not be payable under this Agreement until such proceeds have been paid to the Company and have been distributed to the Series D-1 Stockholders. As proceeds are available for distribution to the Series D-1 Stockholders, in the event that amounts are payable pursuant to this Agreement, the Series D-1 Stockholders may direct the Company to pay a portion of such amounts directly to the holders of Common Stock or Bhupatalal K. Sutaria, as the case may be, pursuant to Section 1 above. The holders of Common Stock and Bhupatalal K. Sutaria are collectively referred to herein as the “Beneficiaries” and each a “Beneficiary.”

3.             Condition to Payment. Notwithstanding any other provision of this Agreement, no Beneficiary shall be entitled to any payment hereunder unless such Beneficiary has executed all documents reasonably requested or required by the Company or Amneal in connection with the consummation of the Amneal Purchase, which requirement may be waived by the holders of the Series D-1 Preferred in their reasonable discretion.

4.             Approval of Amneal Purchase. As a condition to the parties entering into this Agreement, each of the Stockholders is simultaneously herewith executing and delivering to the Company a signed written consent of stockholders approving the Asset Purchase Agreement and the transactions contemplated thereby. Each Stockholder, as a holder of Preferred Stock and/or Common Stock, hereby agrees on behalf of itself, any entity he or she controls which holds such Common Stock or Preferred Stock (“Entities”) and any transferee or assignee of any such shares of Preferred Stock or Common Stock (“Transferees”), to hold all of the shares of Preferred Stock and Common Stock registered in his, her or its name or in the name of an Entity or Transferee (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of the Preferred Stock or Common Stock, and any other voting securities of the Company subsequently acquired by such Stockholder, Entity or Transferee) (hereinafter collectively referred to as the “Shares”) subject to, and to vote the Shares at a regular or special meeting of the stockholders (or by written consent) in accordance with, and otherwise:

(i)	to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to the Amneal Purchase;
(ii)

to execute and deliver all related documentation and take such other action in support of the Amneal Purchase as shall be requested by the Company which are reasonable and customary for a stockholder in an asset purchase transaction; and

(iii)

except as set forth herein and except as set forth in that certain irrevocable proxy, dated November 7, 2007, neither any of the parties hereto nor any affiliates thereof shall deposit any shares of capital stock of the Company beneficially owned by such person in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares.

5.             Grant of Proxy. Upon the failure of any Stockholder to vote their Shares in accordance with the terms of this Agreement, such Stockholder hereby grants to the Designated Stockholder (as defined below) a proxy coupled with an interest in all Shares owned by such Stockholder, which proxy shall be irrevocable until this Agreement terminated pursuant to its terms or this Section 5 is amended to remove such grant of proxy in accordance with Section 12 hereof, to vote all such Shares in the manner provided in Section 4 hereof. As used in this Section 5, “Designated Stockholder” means a stockholder designated at the time of such failure by the Stockholders holding a majority of the Shares who then voted in accordance with this Agreement.

6.             Ownership of Shares. Each of the Stockholders, severally and not jointly, represents and warrants to the other Stockholders that, as of the date hereof, Schedule A accurately sets forth opposite such Stockholder’s name the number of shares of Common Stock and Preferred Stock owned by such Stockholder in all material respects.

7.             Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Stockholder for the breach of this Agreement by any Stockholder, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Stockholder hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

8.             Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 8).

9.             Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law.

10.           Taxes. The Beneficiaries shall be responsible for and shall pay all federal, state and local taxes with respect to any amounts payable to them pursuant to this Agreement.

11.           Successors and Assigns. This Agreement shall be binding upon the parties hereto and each of their respective successors, assigns and transferees.

12.           Term. This Agreement shall terminate and be of no further force or effect upon the abandonment or termination of negotiations by the Company for the Amneal Purchase.

13.           Amendments and Waivers. Any term hereby may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each of the Stockholders party hereto.

14.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles thereof.

15.           Entire Agreement. This Agreement (including the schedules hereto) is intended to be the sole agreement of the Stockholders as it relates to this subject matter and does hereby supersede all other agreements of the Stockholders relating to the subject matter hereof.

16.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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P&K HOLDINGS I, LLC

By:	/s/ Maganlal K. Sutaria
Perry Sutaria, Managing Member
By Maganlal K. Sutaria, attorney-in-fact

                 RAJS HOLDINGS I, LLC

By:	/s/ Maganlal K. Sutaria
Perry Sutaria, Managing Member
By Maganlal K. Sutaria, attorney-in-fact

RAVIS HOLDINGS I, LLC

By:	/s/ Ravi Sutaria
Ravi Sutaria, Managing Member

By:	/s/ Maganlal K. Sutaria
Perry Sutaria
By Maganlal K. Sutaria, attorney-in-fact

/s/ Raj Sutaria
Raj Sutaria

/s/ Ravi Sutaria
Ravi Sutaria

/s/ Maganlal K. Sutaria
Dr. Maganlal K. Sutaria

/s/ Bhuptlal K. Sutaria
Dr. Bhuptlal K. Sutaria

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ Joan P. Neuscheler
Name:	Joan P. Neuscheler
Title:	Principal

AISLING CAPITAL II, L.P.

By:	AISLING CAPITAL PARTNERS, LP
Its General Partner

By:	AISLING CAPITAL PARTNERS, LLC
Its General Partner

By:	/s/ Dennis Purcell
Name:	Dennis Purcell
Title:	Sr. Managing Director

Schedule A

Stockholder	Common	Series A-1	Series D-1	Series A-1 as converted to Common	Series D-1 as converted to Common	Total as Converted to Common	Amount Payable Under Section 1(b)
Dr. Maganlal K. Sutaria	500,000	2,526,152		2,526,152		3,026,152	$111,666.67
Bhupatalal K. Sutaria	548,381					548,381
Raj Holdings I LLC	15,526,102	624,225		624,225		16,150,327	$27,500.00
Raj Sutaria	2,130,946					2,130,946
P& K Holdings LLC	8,014,928					8,014,928
Perry Sutaria	2,019,166	624,225		624,225		2,643,391	$27,500.00
Ravis Holdings I, LLC	10,518,645					10,492,445
Ravi Sutaria	1,864,800					1,864,800
Aisling	505,561		10,000		10,526,316	11,031,877	$166,666.67
Tullis-Dickerson Capital Focus III, L.P.	568,647		10,000		10,526,316	11,094,963	$166,666.67
	42,197,176	3,774,602	20,000	3,774,602	21,052,632	66,998,210	$500,000.00